Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES (a)
(in millions)

	First Nine Months
	2009	2008	2007	2006	2005	2004
Earnings
Income/(Loss) before income taxes and cumulative effects of changes in accounting principles (b)	$1,966	$(14,498)	$(3,857)	$(15,079)	$1,054	$4,087
Less: Equity in net (income)/loss of affiliated companies included in income/(loss) before income taxes	(115)	(177)	(412)	(426)	(303)	(240)
Adjusted income/(loss)	1,851	(14,675)	(4,269)	(15,505)	751	3,847
Adjusted fixed charges (c)	5,607	10,403	11,649	9,325	9,091	9,136
Earnings/(Losses)	$7,458	$(4,272)	$7,380	$(6,180)	$9,842	$12,983

Combined Fixed Charges
Interest expense (d)	$5,269	$9,858	$11,089	$8,845	$8,484	$8,528
Interest portion of rental expense (e)	198	325	348	329	514	565
Total combined fixed charges	$5,467	$10,183	$11,437	$9,174	$8,998	$9,093

Ratios
Ratio of earnings to combined fixed charges	1.4	(f)	(f)	(f)	1.1	1.4
__________
(a)	Discontinued operations are excluded from all amounts. There were no preferred stock dividends in the periods displayed.

(b)	Income/(Loss) before income taxes includes equity income/(loss) from unconsolidated subsidiaries.

(c)
Combined fixed charges, as shown above, adjusted to exclude capitalized interest, and to include dividends from affiliated companies as well as amortization of capitalized interest.  (Capitalized interest (in millions): 2009 YTD - $24; 2008 - $53; 2007 - $51; 2006 - $58; 2005 - $67; 2004 - $57)

(d)	Includes interest, as shown on our statement of operations, plus capitalized interest.

(e)	One-third of all rental expense is deemed to be interest.

(f)	Earnings/(Losses) were inadequate to cover fixed interest charges by (in billions): 2008 — $14.5; 2007 — $4.1; 2006 — $15.4.